082-34643

RECEIVED

2008 FEB 28 A 7:11

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

08000968

Date February 22, 2008
Contact Li Sulejmanagic

SUPPL

Unaxis Holding

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding of Deutsche Bank pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, February 22, 2008 – According to information provided on February 20, 2008, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, their selling positions fell below the 33 1/3 % threshold as at February 15, 2008. The structure of the Deutsche Bank group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 26.274 %

- 2 129 194 registered shares (15.055 %)
- 19 900 020 share purchase rights with 1 226 349 (8.671 %) voting rights conferred *)
- 342 024 written share sale rights with 360 240 (2.547 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 31.872 %

- 389 396 share sale rights with 608 960 (4.306 %) voting rights conferred *)
- 1 138 839 892 share purchase rights with 3 898 548 (27.566 %) voting rights conferred *) **)

---

*) Based on a recommendation by SWX Swiss Exchange of February 1, 2008 , for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1 bis in connection with article 17 para. 1 lit. a and para. 1 bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

**) By recommendation of SWX Swiss Exchange dated February 8, 2008, Deutsche Bank AG was granted an easing of the reporting requirements, according to which it can forbear to disclose data pursuant to article 17 para. 1 bis SESTO-SFBC regarding certain written conversion and share purchase rights. The easing was granted in particular due to the short period between passing and coming into effect of the revised provisions of the SESTO-SFBC on December 1, 2007.

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon consists of the following members ***):

- Deutsche Bank AG Frankfurt
  Theodor-Heuss-Allee 70
  60486 Frankfurt am Main, Germany
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody Jersey
  St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxemburg
- Deutsche Bank Securities Inc.,
  60 Wall Street
  New York, NY 10005-2858, USA
- DB U.S. Financial Markets Holding Corporation
  1209 Orange Street, Wilmington, DE 19801, USA
- Taunus Corporation
  1209 Orange Street, Wilmington, DE 19801, USA

***) By recommendation of December 19, 2007, SWX Disclosure Office has exempted Deutsche Bank AG, with regard to its shareholding in OC Oerlikon Corporation AG, Pfäffikon, from the obligation to notify changes in the composition of the group in case of joining or leaving of a fully controlled subsidiary. As a result, further notifications will only be made if thresholds are exceeded or undercut, or if the group is joined by new members, who are not fully controlled by Deutsche Bank AG. This easing of the obligation to notify is limited to 24 months. Any person and any issuer can request, free of charge and without showing a legitimate interest, a statement of the current composition of the group within two trading days at: Deutsche Bank AG, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, CH-8023 Zurich, Mr. Dirk Hadlich, Telephone: +41 44 227 37 84.

 According to information provided on February 21, 2008, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, their shareholding in OC Oerlikon Corporation AG, Pfäffikon fell below the 15 % threshold as at February 18, 2008. The structure of the Deutsche Bank group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 26.466 %

- 2 056 428 registered shares (14.541 %)
- 19 910 199 share purchase rights with 1 326 339 (9.378 %) voting rights conferred *)
- 342 024 written share sale rights with 360 240 (2.547 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 31.957 %

- 389 096 share sale rights with 605 960 (4.285 %) voting rights conferred *)
- 1 138 604 392 share purchase rights with 3 913 537 (27.672 %) voting rights conferred *) **)

---

*) Based on a recommendation by SWX Swiss Exchange of February 1, 2008 , for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

**) By recommendation of SWX Swiss Exchange dated February 8, 2008, Deutsche Bank AG was granted an easing of the reporting requirements, according to which it can forbear to disclose data pursuant to article 17 para. 1 bis SESTO-SFBC regarding certain written conversion and share purchase rights. The easing was granted in particular due to the short period between passing and coming into effect of the revised provisions of the SESTO-SFBC on December 1, 2007.

In addition to the above listed companies the following company is a member of the group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon:

- DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4, 1010 Wien, Austria

Nature of agreement: group of companies

Person to contact and responsible for representing all members of the group:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

RECEIVED

2008 FEB 28 A 7:11

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date February 25, 2008
Contact Li Sulejmanagic

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Banque Cantonale Vaudoise pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, February 25, 2008 – According to information provided by Banque Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on February 21, 2008, their purchase positions fell below the 5 % threshold as at February 15, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 4.48 %

- 112 771 registered shares (0.80 %)
- 381 284 long call options with 381 284 (2.69 %) voting rights conferred *)
- 139 895 (written) short put options with 139 895 (0.99 %) voting rights conferred *)

Sale positions:

Percentage of voting rights from underlying shares: 18.53 %

- 1 564 035 short call options with 1 564 035 (11.06 %) voting rights conferred *)
- 1 056 865 long put options with 1 056 865 (7.47 %) voting rights conferred *)

The shareholder's contact person for the present notification is:
François Seydoux, Case postale 300, 1001 Lausanne
Tel 021 212 17 70, Fax 021 212 10 95

*) Based on a recommendation by SWX Swiss Exchange of January 8, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END